                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               FOR THE FISCAL YEAR ENDED JANUARY 31, 2001

OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                             2407 WEST 24TH STREET
                                 P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN



Date                                By
    ---------------------------       ------------------------------------------
                                        Dennis H. Nelson
                                        President and Chief Executive Officer

                              REQUIRED INFORMATION


Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.


TABLE OF CONTENTS

         (a)      Financial Statements                                    Pages
                                                                          -----

         Independent Auditors' Report                                        1

         Statements of Net Assets Available for Benefits
           January 31, 2001 and 2000                                         2

         Statements of Changes in Net Assets Available for Benefits
           for the Years Ended January 31, 2001 and 2000                     3

         Notes to Financial Statements                                      4-8

         (b)      Supplemental Schedule

         Form 5500 Schedule H Part IV Line 4(i) -
           Schedule of Assets Held for Investment Purposes at End of Year    9

         (c)      Exhibits

         Exhibit A - Independent Auditors' Consent                          10





Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Buckle, Inc. Cash or Deferred Profit Sharing Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 25, 2001



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THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                            2001               2000
ASSETS:

  Cash and cash equivalents                                                                $ 66,231          $ 129,650
                                                                                         -----------        -----------

  Investments (Notes B and D):
    Mutual funds                                                                          14,754,395         14,387,796
    Common stock                                                                           2,823,299          2,054,802
    Guaranteed investment and interest contracts (Note F)                                  2,384,246          2,233,369
    Participant loans                                                                        661,033            529,418
                                                                                         -----------        -----------
           Total investments                                                              20,622,973         19,205,385
                                                                                         -----------        -----------

  Receivables:
    Employer contributions receivable                                                        550,448            571,237
    Employee contributions receivable                                                              -             49,893
                                                                                         -----------        -----------
           Total receivables                                                                 550,448            621,130
                                                                                         -----------        -----------

           Total assets                                                                   21,239,652         19,956,165
                                                                                         -----------        -----------

LIABILITIES:

  Accrued expenses                                                                           (11,589)           (10,777)
                                                                                         -----------        -----------

  Net assets available for benefits                                                      $21,228,063        $19,945,388
                                                                                         ===========        ===========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                            2001               2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net depreciation in fair value of investments (Note D)                               $(1,560,909)        $ (500,895)
    Interest and dividends                                                                 1,788,688            948,825
                                                                                         -----------        -----------
                                                                                             227,779            447,930
                                                                                         -----------        -----------

  Contributions:
    Employees                                                                              1,487,508          1,498,904
    Employer                                                                                 550,448            571,237
                                                                                         -----------        -----------
                                                                                           2,037,956          2,070,141
                                                                                         -----------        -----------

           Total Additions                                                                 2,265,735          2,518,071
                                                                                         -----------        -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                                              939,931            565,244
  Administrative expense                                                                      43,129             37,242
                                                                                         -----------        -----------

           Total Deductions                                                                  983,060            602,486
                                                                                         -----------        -----------

NET INCREASE                                                                               1,282,675          1,915,585

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                       19,945,388         18,029,803
                                                                                         -----------        -----------

  End of year                                                                            $21,228,063        $19,945,388
                                                                                         ===========        ===========

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2001 AND 2000
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the "Company"). During fiscal year 1999, the Plan appointed The Chicago Trust Company as the Plan trustee and recordkeeper.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $550,448 and $571,237 during the years ended January 31, 2001 and 2000, respectively. Contributions are subject to certain Internal Revenue Code limitations.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:


                                                                        Percent
Years of Service                                                        Vested

  Two                                                                     20%
  Three                                                                   40%
  Four                                                                    60%
  Five                                                                    80%
  Six                                                                    100%


      Years of service for vesting purposes requires working 1,000 hours or more during the Plan year.

      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. Interest rates range from 8.75% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts allocated to the individual accounts of participants remaining in the Plan during the years ended January 31, 2001 and 2000, were $131,430 and $121,549, respectively.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

      VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contracts. The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

C.    TAX STATUS

      The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D.    INVESTMENTS

      Participants may direct their contributions into any of the following investment options:

        Stable Value Fund - The Chicago Trust Company Stable Principal Value Investment, United of Omaha Guaranteed Interest, and Hartford Life
        Insurance: This fund is comprised of guaranteed investment and interest contracts which provide a fixed rate of return.

        Balanced Fund - The American Funds Group Income Fund of America: This fund invests in both equity and debt securities.

        Growth Fund - Montag & Caldwell Growth N Fund: This fund invests in common stocks, preferred stocks and convertible bonds of companies.

        International Equity Fund - The American Funds Group EuroPacific Growth
        Fund: This fund invests in equity securities of growth oriented companies outside of the U.S.

        Growth and Income Fund - Washington Mutual Investors Fund: This fund invests in equity securities, generally in large, well established companies and is also referred to as the Growth and Income Fund.

        Aggressive Growth Fund - SsgA Small Cap Fund: This fund invests in equity securities of small and medium sized U.S. companies.

        Emerging Growth Fund - Van Kampen Emerging Growth - This fund invests in primarily common stocks of companies considered to be emerging growth.

        The Buckle Stock Fund - The Buckle Inc.: This fund invests in the common stock of The Buckle, Inc. Within The Buckle Stock Fund, there is a reserve depository account, which is held for liquidity purposes. Approximately 1% to 5% of the total value of The Buckle Stock Fund is held in this reserve depository account in order to have cash available for potential distributions.

        Index Fund - Vanguard Group Institutional Index Fund: This fund invests in large established companies.

        Global Fund - Janus Group Worldwide Fund: This fund invests in common stock of foreign and U.S. companies.

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2001 and 2000.


                                                                                      2001              2000
INVESTMENTS AT CONTRACT VALUE:
  Stable Value Fund:
    The Chicago Trust Company Stable Principal Value
      Investment                                                                   $1,635,839        $1,273,597

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Growth and Income Fund:
    Washington Mutual Investors Fund                                                3,049,124         2,633,907

  Growth Fund:
    Montag & Caldwell Growth N Fund                                                 4,218,276         4,404,070

  The Buckle Stock Fund:
    The Buckle, Inc.                                                                2,823,299         2,054,802

  International Equity Fund:
    The American Funds Group - Europacific Growth Fund                              3,105,521         3,651,281

  Emerging Growth Fund:
    Van Kampen Emerging Growth                                                      2,123,484            n/a

  Aggressive Growth Fund:
    SsgA Small Cap Fund                                                                 n/a           2,257,029

      During the years ended January 31, 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,560,909 and $500,895, respectively, as follows:

                                                                                     YEARS ENDED JANUARY 31,
                                                                                --------------------------------
NET CHANGE IN FAIR VALUE                                                              2001              2000
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
  MARKET PRICE:
    Mutual Funds                                                                  $(2,215,331)       $   857,803
    Common stock                                                                      654,422         (1,358,698)
                                                                                  -----------        -----------

Net change in fair value                                                          $(1,560,909)       $  (500,895)
                                                                                  ===========        ===========

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

F.    GUARANTEED INVESTMENT AND INTEREST CONTRACTS

      The Plan has entered into various benefit responsive guaranteed investment and interest contracts issued by insurance companies. These contracts are included in the financial statements at contract value, which approximates fair value. The crediting interest rate and yield at January 31, 2001 ranged from 5.25% to 8.12% and at January 31, 2000 ranged from 5.6% to 8.0%. There are no reserves against contract value for credit use of the contract issuer or otherwise.

G.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

      Certain guaranteed investment and interest contracts included in the stable value fund are managed by The Chicago Trust Company. The Chicago Trust Company has been the trustee and recordkeeper as defined by the Plan during the year ended January 31, 2001 and, therefore, these investments and actual transactions qualify as party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(i) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
JANUARY 31, 2001
--------------------------------------------------------------------------------

                                COLUMN B                                             COLUMN C                  COLUMN E
                                                                            DESCRIPTION OF INVESTMENT,
                                                                            INCLUDING COLLATERAL, RATE
                      IDENTITY OF ISSUE, BORROWER,                         OF INTEREST, MATURITY DATE,          CURRENT
                         LESSOR OR SIMILAR PARTY                              PAR OR MATURITY VALUE              VALUE
STABLE VALUE FUND:
  *The Chicago Trust Company Stable Principal Value Investment                Rates of 5.25% to 8.12%        $ 1,635,839
    United of Omaha Guaranteed Interest                                               5.62 %                     329,889
    Hartford Life Insurance                                                           8.00 %                     418,518

GROWTH AND INCOME FUND:
  Washington Mutual Investors Fund                                                103,046 shares               3,049,124

BALANCED FUND:
  The American Funds Group:
    Income Fund of America                                                        58,546 shares                  950,780

GROWTH FUND:
  Montag & Caldwell Growth N Fund                                                 156,464 shares               4,218,276

THE BUCKLE STOCK FUND:
  *The Buckle, Inc.                                                               137,852 shares               2,823,299

INTERNATIONAL EQUITY FUND:
  The American Funds Group:
    Europacific Growth Fund                                                       96,325 shares                3,105,521

AGGRESSIVE GROWTH FUND:
  SsgA Small Cap Fund                                                               42 shares                        910

EMERGING GROWTH FUND:
  Van Kampen Emerging Growth                                                      34,489 shares                2,123,484

INDEX FUND:
  Vanguard Group:
    Institutional Index Fund                                                       5,374 shares                  671,767

GLOBAL FUND:
  Janus Group:
    Worldwide Fund                                                                10,711 shares                  634,533

PARTICIPANT LOAN                                                             Rates of 8.75% to 10.5%             661,033
                                                                                                            ------------

           Total Investments                                                                                $ 20,622,973
                                                                                                            ============

*  Party-In-Interest.


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